September 21, 2018

Jeffrey M. Soinski
Chief Executive Officer
Avinger, Inc.
400 Chesapeake Drive
Redwood City, CA 94063

       Re: Avinger Inc
           Registration Statement on Form S-1
           Filed September 12, 2018
           File No. 333-227308

Dear Mr. Soinski:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Philip H. Oettinger, Esq.